___________________________________________________________________
___________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number: 001-37757

INTERIORS SAVINGS AND INVESTMENT (401K) PLAN

Adient US LLC
49200 Halyard Drive
Plymouth, MI 48170
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Adient plc
25-28 North Wall Quay, IFSC
Dublin 1, Ireland
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

___________________________________________________________________
___________________________________________________________________

INTERIORS SAVINGS AND INVESTMENT (401K) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2016 AND 2015

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Interiors Savings and Investment (401k) Plan:

We have audited the accompanying Statement of Net Assets Available for Benefits of Interiors Savings and Investment (401k) Plan (the "Plan") as of December 31, 2016 and 2015, and the related Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2016, and the related notes to the financial statements. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Interiors Savings and Investment (401k) Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying and other accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Coleman & Williams Ltd.

Milwaukee, WI
June 13, 2017

INTERIORS
SAVINGS AND INVESTMENT (401K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015
Assets
Investments
Investment in Master Trust at fair value	$268,628,467	$219,968,450
Investment in Master Trust at contract value	17,362,450	12,871,339
Total investments in Master Trust	285,990,917	232,839,789

Receivables
Employer contributions	13,003,217	7,477,751
Participant contributions	86,783	53,689
Notes receivable from participants	5,509,399	5,019,107
Total receivables	18,599,399	12,550,547

Net assets available for benefits	$304,590,316	$245,390,336

See the notes to the financial statements.

INTERIORS
SAVINGS AND INVESTMENT (401K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2016
Additions
Investment income:
Net appreciation in fair value of investments	$15,872,242
Interest and dividends	7,598,749
Interest on notes receivable from participants	168,046
Contributions:
Participants	18,292,325
Employer	13,128,184
Total additions	55,059,546

Deductions
Distributions and withdrawals	14,791,885
Administrative expenses	442,630
Total deductions	15,234,515

Transfers from other plans, net	19,374,949
Net increase	59,199,980

Net assets available for benefits, beginning of year	245,390,336
Net assets available for benefits, end of year	$304,590,316

See the notes to the financial statements.

INTERIORS
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Interiors Savings and Investment (401k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan, formerly known as the Johnson Controls Injection Molding, LLC Savings and Investment 401(k) Plan, is a defined contribution plan adopted effective August 1, 2008 for participation by eligible employees of what was formerly Johnson Controls Injection Molding, LLC and is now known as Yanfeng US Automotive Interiors Systems I LLC (the "Company"). In 2015 the automotive interiors businesses of Johnson Controls, Inc. ("Johnson Controls") were contributed to a joint venture, Yanfeng Global Automotive Interiors Systems Co., Ltd. (YFAI). Johnson Controls performed the responsibilities of the sponsor and administrator of the Plan under a transition services agreement. Such responsibilities will be transfered to YFAI in 2018. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is sponsored by the Company.

On July 24, 2015, Johnson Controls, Inc. ("Johnson Controls") announced its intent to separate its automotive seating and interiors businesses into an independent, publicly traded company—Adient plc ("Adient"). The separation occurred on October 31, 2016. To implement the separation, Johnson Controls transferred its automotive seating and interiors businesses, including its ownership interest in the Company, to Adient.

As of October 30, 2016, the Plan was administered by the Johnson Controls Employee Benefit Policy Committee. Effective October 31, 2016 the Plan began to be administered by the Adient Employee Benefit Policy Committee.

CONTRIBUTIONS

Participants can generally designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions. The Company makes contributions to the Plan on behalf of the participants based on specific eligibility rules as listed in their benefit schedule and the Plan document.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund and allocations may not be made to the Johnson Controls International plc Stock Fund, which is a sell-only fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest in accordance with vesting requirements specified within their benefit schedule and the Plan document. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

INTERIORS
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2016 and 2015, Plan assets of $14,346,221 and $10,920,441, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document. Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates range between 3.25% and 9.75%. Loans must be repaid in full at the time of retirement or termination. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are no loans deemed uncollectable.

There is no impact on the Adient US LLC Defined Contribution Plans Master Trust (the "Master Trust") (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MASTER TRUST

For the period of January 1, 2016 to June 30, 2016, all investments and participant loans of the Plan were held in the Johnson Controls, Inc. Savings and Investment Master Trust (the "JCI Master Trust"). In anticipation of the separation referred to in Note 1, the Master Trust was established effective as of July 1, 2016. As of July 1, 2016, all investments and participant loans of the Plan were transferred into the Master Trust. As of December 31, 2016, all investments and participant loans of the Plan are included under the Master Trust, which is trusteed by Fidelity.

INTERIORS
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

All investments of the Master Trust, except the investments in the Fixed Income Fund, are stated at market value, based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant net asset value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%).

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but are not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income or loss of the Master Trust is allocated among the participants plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The statement of financial position as of December 31, 2016 and the statement of operations for the period ended December 31, 2016 for the Master Trust are presented in Note 8.

The Plan's assets accounted for approximately 29% of the assets held in the assets of the Master Trust at December 31, 2016.

At December 31, 2016 and 2015, participant forfeitures of non-vested employer contributions of $100,679 and $259,644, respectively, related to the Plan, were in the Master Trust.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2017-06 "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force)." ASU No. 2017-06 clarifies presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the

INTERIORS
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

plan’s interest in the master trust. ASU No. 2017-06 will be effective for the Plan for the plan year ending December 31, 2019, with early adoption permitted.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 13, 2017, the date which the financial statements were available to be issued.

NOTE 3 - FAIR AND CONTRACT VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1:	Observable inputs such as quoted prices in active markets;
Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3:	Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

During 2016, the Plan adopted ASU No. 2015-07 "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)," which removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share as a practical expedient.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments:

	Investments at Fair Value as of
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$76,623,132	$—	$—	$76,623,132
Stock Funds	21,476,828	—	—	21,476,828
Total investments at fair value	$98,099,960	$—	$—	98,099,960
Investments at NAV				170,528,507
Investments at contract value				17,362,450
Total investments				$285,990,917

	Investments at Fair Value as of
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$59,440,197	$—	$—	$59,440,197
Stock Funds	24,255,203	—	—	24,255,203
Total investments at fair value	$83,695,400	$—	$—	83,695,400
Investments at NAV				136,273,050
Investments at contract value				12,871,339
Total investments				$232,839,789

INTERIORS
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

Following is a description of the valuation methodologies used to value the Plan's assets:

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investments that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their NAV after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities.

Stock Funds: The fair value for the Adient Stock Fund and JCI PLC Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on regulated financial exchanges. The fair value of the investments in the each Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2016, the Plan held 204,882 units of the Adient Stock Fund at a unit value of $12.33. At December 31, 2016 and 2015, the Plan held 2,160,848 units and 2,092,770 units, respectively, of the JCI PLC Stock Fund at unit values of $8.77 and $11.59, respectively.

Investments at NAV: For mutual or collective funds where a NAV is not publicly quoted, the NAV per share is used as a practical expedient and is based on the quoted market prices of the underlying net assets of the fund as reported daily by the fund managers. In accordance with ASU 2015-07, funds valued based on NAV per share as a practical expedient are not categorized within the fair value hierarchy.

Investments at contract value: The Fixed Income Fund is stated at contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Refer to Note 2 for further information regarding the Fixed Income Fund.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of receivables approximate their carrying values.

NOTE 4 - TAX STATUS

The Plan was effective as of August 1, 2008 and the Company received a determination letter from the Internal Revenue Service (IRS) on June 18, 2014. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Adient Stock Fund, notes receivable from participants and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

INTERIORS
SAVINGS AND INVESTMENT (401K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 - MASTER TRUST

The statements of financial position as of December 31, 2016 is as follows:

Investments at fair value:
Mutual Funds	$208,213,297
Stock Funds	115,188,042
Total investments at fair value	323,401,339
Investments at NAV	597,556,938
Investments at contract value	73,182,188
Total investments	994,140,465

Notes receivable from participants	28,388,513
Net assets available for benefits	$1,022,528,978

The statement of operations for the period of July 1, 2016 to December 31, 2016 is as follows:

Investment income:
Net appreciation in fair value of investments	$23,717,641
Interest and dividends	24,737,532
Interest on notes receivable from participants	477,100
Total income	48,932,273

Transfers from other plans, net	973,596,705
Net increase	1,022,528,978

Net assets available for benefits, beginning of period	—
Net assets available for benefits, end of period	$1,022,528,978

During the first six months of 2016, the Plan investments were held in the JCI Master Trust while working with the Plan Trustee to separate the Plan investments into the Master Trust. The JCI Master Trust allocated assets and income to the Plan based on the Plan’s specific interest in the net assets of the JCI Master Trust. The Plan was allocated $9,211,859 of investment income while held in the JCI Master Trust for the period of January 1, 2016 to June 30, 2016.

INTERIORS SAVINGS AND INVESTMENT (401K) PLAN
SCHEDULE H, 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 26-2545247
DECEMBER 31, 2016
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Fidelity	Government Money Market Portfolio	**	$8,305,454
*	Fidelity	Low-Priced Stock Fund	**	8,345,405
*	Fidelity	Fixed Income Fund	**	17,362,450
	Metropolitan West	High Yield Bond Fund	**	3,229,817
	BlackRock	Midcap Equity Index	**	8,807,551
	BlackRock	S&P 500 Index	**	30,918,755
	BlackRock	EAFE Equity Index	**	10,818,771
	BlackRock	U.S. Debt Index	**	11,767,108
	BlackRock	Lifepath Retirement	**	2,351,809
	BlackRock	Lifepath 2020	**	7,155,286
	BlackRock	Lifepath 2025	**	14,954,004
	BlackRock	Lifepath 2030	**	16,707,134
	BlackRock	Lifepath 2035	**	13,135,247
	BlackRock	Lifepath 2040	**	9,174,800
	BlackRock	Lifepath 2045	**	4,555,977
	BlackRock	Lifepath 2050	**	3,404,320
	BlackRock	Lifepath 2055	**	3,182,640
	BlackRock	Lifepath 2060	**	332,947
	Vanguard	Windsor II Fund	**	5,390,528
	Templeton	Global Bond Adv.	**	1,940,094
	Vanguard	Primecap Adm Fund	**	22,231,158
	JP Morgan	Mid Cap Value Fund	**	14,196,090
	Invesco	Small Cap Growth	**	14,545,807
	Dodge & Cox	International Stock	**	6,744,233
	Thompson, Siegel & Walmsley	Small Cap Value Fund	**	4,226,627
	Artisan Partners	Mid-Cap Growth Fund	**	15,624,409
	MFS	International Growth Equity	**	5,105,669
*	Adient	Stock Fund	**	2,526,193
	JCI PLC	Stock Fund	**	18,950,634
	Total investments			285,990,917
*	Participant Loans	3.25% - 9.75%		5,509,399
	Total investments and participant loans			$291,500,316

*	Represents a party-in-interest
**	Cost basis omitted for participant directed investments

INTERIORS SAVINGS AND INVESTMENT (401K) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERIORS SAVINGS AND INVESTMENT (401K) PLAN

By:
/s/ Jeffrey M. Stafeil
Jeffrey M. Stafeil
Executive Vice President and Chief Financial Officer
Adient plc

June 13, 2017

INTERIORS SAVINGS AND INVESTMENT (401K) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm